UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25


                           Notification of Late Filing

(Check One) :    [    ] Form 10-K      [    ] Form 11-K         [    ] Form 20-F
                 [ X ]  Form 10-Q      [    ] Form N-sar

for the Period Ended:               October 2, 1999
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[   ] Transition Report On Form 10-K    [   ] Transition Report On Form 10-Q
[   ] Transition Report On Form 20-F    [   ] Transition Report On Form N-sar
[   ] Transition Report On Form 11-K

for the Period Ended:
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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates.


                        PART I--Registration Information

Full name of registrant:            Axiohm Transaction Solutions, Inc.

Former name if applicable:

Address of principal executive office:      1787 Sentry Parkway West

City, State and ZIP Code                    Blue Bell,  PA  19422


                        PART II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[ X ] (b) The subject annual report, semi-annual report, transition report on form 10-K, 11-K or Form N-SAR, or portion thereof will be filed on or before 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[    ]   (c )Tthe  accountant's  statement  or other  exhibit  required  by Tule
         12b-25 (c ) has been  attached  if applicable.

                               PART III--Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, NSARr or the transition report or portion thereof could not be filed within the prescribed time period. (Attached Extra sheets if needed)

         On November 8, 1999 (the "Petition Date"), Axiohm Transaction Solutions, Inc. (The "Company") and its United States subsidiaries, Axiohm IPB, Inc., Cognitive Solutions, Inc., Cognitive L.L.C. and Stadia Colorado Corp. (The "U.S. Subsidiaries," together with the Company, the "Debtors") filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") to implement a capital restructuring agreed to by representatives of the Company's primary creditor and shareholder constituencies (the "Restructuring"). The Debtors sought protection under Chapter 11 of the Bankruptcy Code because cash flow generated from operations was insufficient (i) to support working capital requirements and (ii) to make interest payments due under its credit facility. Additionally, the Company continued to be in non-compliance with certain debt covenant requirements under the credit facility, which would have permitted the lenders under the credit facility to accelerate the outstanding debt at any time. Since the Petition Date, the Debtors have continued in possession of their property and are operating and managing their businesses as debtors-in-possession pursuant to
Section 1107 and 1108 of the Bankruptcy Code.

         The terms of the Restructuring are set forth in the Plan of Reorganization (the "Plan") that was filed with the Bankruptcy Court on November 9, 1999. Holders of at least two-thirds in principal amount of the Company's (i) $63 million of debt under its credit facility and (ii) $120 million of 9 3/4% Senior Subordinated Notes, and holders of in excess of fifty percent of the Company's common stock, support the Plan. The Plan provides for the restructuring of the Company's pre- and post-petition bank debt (expected to total approximately $80 million on the effective date of the Plan), the conversion of the Senior Subordinated Notes and certain other unsecured claims to equity, and the payment of trade claims in full. The Company's existing common stock will be cancelled and existing shareholders will receive Contingent Note Certificates which will entitle their holders to an aggregate of at least 2.5% of the equity value of the reorganized company upon an initial public offering or sale of substantially all of the assets of the Company, to the extent effected within five years from the effective date of the Plan.

         Contemporaneously with the filing of the Chapter 11 bankruptcy petitions, the Company sought and obtained Bankruptcy Court approval of debtor-in-possession financing consisting of a $20 million revolving line of credit with a group of lenders. Additionally, the Bankruptcy Court authorized the debtors to pay the pre-petition claims of trade vendors continuing to do business with the debtors in the ordinary course of their businesses.

         The Company has determined it needs an additional period of time not to exceed the fifth calendar day following the prescribed due date of November 16, 1999, to ascertain the impact of the aforementioned events upon the financial and other disclosures required to be made in its third quarter Form 10-Q.

                           Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification

            Stuart Groom                (215)                  591-0315
     -------------------------- ---------------------- -------------------------
               (Name)                 (Area Code)          (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ X ] Yes [ ] nN

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X ] Yes [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                                    Nine Months Ended
                                           October 2, 1999     October 3, 1998
                                          ------------------- ------------------
         Net Sales                              $159,382,000       $174,725,000
         Gross Margin                             47,310,000         62,112,000
         Total operating expenses                 70,891,000         66,822,000
         Loss from Operations                     23,581,000          4,710,000
         Net loss                                $37,579,000        $21,474,000
         Net loss per share                            $5.76              $3.29

         Net loss for the first nine months of 1999 was $37.6 Million compared to a net loss of $21.5 Million for the same period of 1998. The increase in losses in the current period is primarily due to a decrease in sales volumes and a decrease in average selling prices for transaction products worldwide, coupled with a change in product mix. The newer products have higher initial costs due to a production learning curve, and the cost of new technology. The Company has also experienced delays in the introduction of new products to market. On July 28, 1998 the Company announced a major restructuring program designed to streamline operations and improve manufacturing efficiencies by consolidating its Paso Robles, California and Riverton, Wyoming manufacturing operations principally into its Ithaca, New York manufacturing operations. The financial data set forth above is inclusive of $2.0 million of plant closing related costs in 1999 versus $0.8 million in the comparable period. Additionally, the Company has experienced an increase in operating expenses principally due to severance-related payments, as well as increased professional fees associated with the evaluation of the financial structure of the Company and the bankruptcy filing described above.


                       Axiohm Transaction Solutions, Inc.
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                (Name of registrant as specified in its charter)

   Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:              November 17, 1999            BY:       /s/ Stuart Groom
                   -------------------------          --------------------------
                                                          (Stuart Groom)
                                                         Vice President of
                                                             Finance